UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 5102, 51/F, Cheung Kong Center
2 Queen’s Road Central
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 5, 2023, Prestige Wealth Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities LLC and R. F. Lafferty & Co., Inc., the underwriters to the Underwriting Agreement (the “Underwriters”), relating to the Company’s initial public offering (the “IPO”) of 1,000,000 ordinary shares, par value $0.000625 per share (the “Ordinary Shares”).

On July 10, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-267999), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2022, as amended, and declared effective by the SEC on June 30, 2023. The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PWM” on July 6, 2023.

In connection with the IPO, the Company issued a press release on July 6, 2023 announcing the pricing and trading of the IPO and a press release on July 10, 2023 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement and the two press releases are attached hereto as Exhibits 10.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated July 5, 2023 by and between the Company and the Underwriters

99.1	Press Release on Pricing and Trading of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: July 10, 2023	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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